Exhibit 99.2

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025

Canadian dollars in thousands

(Unaudited)

INDEX

Page

Interim Condensed Consolidated Statements of Financial Position	2 - 3

Interim Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income	4 - 5

Interim Condensed Consolidated Statements of Changes in Equity	6

Interim Condensed Consolidated Statements of Cash Flows	7 - 8

Notes to Interim Condensed Consolidated Financial Statements	9 - 25

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		March 31, 2025	December 31, 2024
	Note	(Unaudited)

ASSETS

CURRENT ASSETS:

Cash		$1,389	$863
Restricted cash deposit		64	64
Trade receivables		16,653	13,803
Other current assets		5,981	5,419
Inventory	3	5,433	3,215

		29,520	23,364
NON-CURRENT ASSETS:

Investments in affiliate		1,598	1,631
Property, plant and equipment, net		3,752	3,730
Intangible assets, net		3,012	3,333
Goodwill		6,540	6,679
Right-of-use assets, net		512	451

		15,414	15,824

Total assets		$44,934	$39,188

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		March 31, 2025	December 31, 2024
	Note	(Unaudited)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Current maturities of operating lease liabilities		$306	$262
Trade payables		16,036	11,159
Other current liabilities		8,677	5,001
Credit from bank institutions and others		12,916	15,145
Convertible debentures		2,042	1,968
Derivative warrants liabilities and prefunded warrants	4	817	1,383

		40,794	34,918

NON-CURRENT LIABILITIES:

Operating lease liabilities		200	171
Credit from bank institutions and others		314	466
Deferred tax liabilities		453	487

		967	1,124

Total liabilities		41,761	36,042

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	5

Share capital and premium		265,000	265,000
Capital reserve from translation differences of foreign operations		(1,502)	(1,265)
Conversion feature related to convertible debentures		297	297
Capital reserve from share-based payment transactions		158	150
Accumulated deficit		(258,629)	(258,939)

Total equity attributable to equity holders of the Company		5,324	5,243

Non-controlling interests		(2,151)	(2,097)

Total equity		3,173	3,146

Total liabilities and equity		$44,934	$39,188

The accompanying notes are an integral part of the consolidated financial statements

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

Canadian Dollars in thousands, except per share data

		Three months ended March 31,
	Note	2025	2024

Revenues		$12,500	$12,063
Cost of revenues		9,052	10,274

Gross profit before fair value adjustments		3,448	1,789

Fair value adjustments:
Realized fair value adjustments on inventory sold in the period		-	(10)
Total fair value adjustments		-	(10)

Gross profit		3,448	1,779

General and administrative expenses		2,009	2,332
Selling and marketing expenses		1,273	2,292
Share-based compensation		8	32
Other operating expenses	9	-	2,753
Total operating expenses		3,290	7,409

Operating income (loss)		158	(5,630)

Finance expense, net	4	(12)	(501)

income (loss) before income taxes		146	(6,131)

Income tax benefit		29	111

Net income (loss)		$175	$(6,020)

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

Canadian Dollars in thousands, except per share data

		Three months ended March 31,
	Note	2025	2024 ( *)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:

Total other comprehensive income that will not be reclassified to profit or loss in subsequent periods		35	67

Exchange differences on translation to presentation currency		-	1,330

Total other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods		35	1,397

Other comprehensive income that will be reclassified to profit or loss in subsequent periods:

Adjustments arising from translating financial statements of foreign operation		(191)	(35)

Total other comprehensive income (loss) that will be reclassified to profit or loss in subsequent periods		(191)	(35)

Total other comprehensive income (loss)		(156)	1,362

Total comprehensive income (loss)		$19	$(4,658)

Net income (loss) attributable to:
Equity holders of the Company		275	(5,623)
Non-controlling interests		(100)	(397)

		$175	$(6,020)

Total comprehensive income (loss) attributable to:
Equity holders of the Company		73	(4,252)
Non-controlling interests		(54)	(406)

		$19	$(4,658)

Net income (loss) per share attributable to equity holders of the Company:	7

Basic and diluted income (loss) per share (in CAD)		$0.09	$(2.52)

(*)	Loss per share includes the effect of Reverse Share Split (see also Note 5a below).

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

Canadian Dollars in thousands

	Share capital and premium	Reserve from share-based payment transactions	Conversion option for convertible debt	Translation reserve	Accumulated deficit	Total	Non-controlling interests	Total equity

Balance as of January 1, 2025	$265,000	$150	$297	$(1,265)	$(258,939)	$5,243	$(2,097)	$3,146

Net income (Loss)	-	-	-	-	275	275	(100)	175
Total other comprehensive income (loss)	-	-	-	(237)	35	(202)	46	(156)

Total comprehensive loss	-	-	-	(237)	310	73	(54)	19

Share-based compensation	-	8		-	-	8	-	8

Balance as of March 31, 2025	$265,000	$158	$297	$(1,502)	$(258,629)	$5,324	$(2,151)	$3,173

	Share Capital and premium	Reserve from share-based payment transactions	Translation reserve	Accumulated deficit	Total	Non-controlling interests	Total equity

Balance as of January 1, 2024	$253,882	$9,637	$95	$(249,145)	$14,469	$(769)	$13,700

Net loss	-	-	-	(5,623)	(5,623)	(397)	(6,020)
Total other comprehensive loss	-	-	1,304	67	1,371	(9)	1,362

Total comprehensive loss	-	-	1,304	(5,556)	(4,252)	(406)	(4,658)

Other comprehensive income Classification	-	-	-	(730)	(730)	-	(730)
Share-based compensation	-	32	-	-	32	-	32
Forfeited options	5	(5)	-	-	-	-	-

Balance as of March 31, 2024	$253,887	$9,664	$1,399	$(255,431)	$9,519	$(1,175)	$8,344

 The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Canadian Dollars in thousands

	Three months ended March 31,
	2025	2024
Cash provided by operating activities:

Net income (loss)	$175	$(6,020)
Adjustments for non-cash items:
Fair value adjustment on sale of inventory	-	10
Fair value adjustment on Warrants, investments and accounts receivable	(565)	100
Interest recorded in respect of the convertible debt	73	-
Depreciation of property, plant and equipment	46	147
Amortization of intangible assets	338	452
Depreciation of right-of-use assets	79	118
Impairment of PPE	-	2,753
Finance expenses, net	504	401
Deferred tax liability, net	(40)	(69)
Share-based payment	8	32
Discount expenses in respect of credit	36	-
	479	3,944

Changes in working capital:
Increase (decrease) in trade receivables	(3,245)	1,332
Increase (decrease) in other accounts receivable and advances to suppliers	(1,405)	159
Increase (decrease) in inventories, net of fair value adjustments	(2,349)	2,159
Increase in trade payables	5,270	663
Increase (decrease) in other accounts payable and accrued expenses	5,544	(2,745)

	3,815	1,568

Taxes paid	(6)	(121)

Net cash provided (used) in operating activities	4,463	(629)

Cash flows from investing activities:

Purchase of property, plant and equipment	-	(2)

Net cash used in investing activities	$-	$(2)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Canadian Dollars in thousands

	Three months ended March 31,
	2025	2024
Cash flow from financing activities:

Proceeds from issuance of share capital, net of issuance costs	-	176
Proceeds from issuance of warrants	-	(176)
Repayment of lease liability	(68)	(118)
Interest paid - lease liability	(10)	(15)
Repayment of bank loan and credit facilities	(594)	(2,856)
Cash paid for interest	(976)	(444)
Proceeds (repayments) from discounted checks	(1,224)	2,581

Net cash provided (used) by financing activities	(2,872)	(852)

Effect of foreign exchange on cash and cash equivalents	(1,065)	718

Increase (decrease) in cash and cash equivalents	526	(765)
Cash and cash equivalents at the beginning of the period	863	1,813

Cash and cash equivalents at end of the period	$1,389	$1,048

Supplemental disclosure of non-cash activities:

Right-of-use asset recognized with corresponding lease liability	$159	$40

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1 -	GENERAL

a.	Corporate information

IM Cannabis Corp. (the “Company” or “IMCC”) is listed for trading on the Canadian Securities Exchange (“CSE”) and, commencing from March 1, 2021, on NASDAQ under the ticker symbol “IMCC”. IMCC’s main office is in Kibbutz Glil-Yam, Israel.

The Company and its subsidiaries (collectively, the “Group”) operate as one reporting unit in geographical reporting segments (see also Note 8 below). Most of the Group’s revenue is generated from sales of medical cannabis products to customers in Israel and Germany. The remaining revenue is generated from sales of other products to customers in Israel and Germany.

In Israel, IMCC operates in the field of medical cannabis through Focus Medical Herbs Ltd. (“Focus”), which held a cultivation license to breed, grow and supply medical cannabis products in Israel under the regulations of medical cannabis by the Israeli Ministry of Health through its Israel Medical Cannabis Agency (“IMCA”) until July 2022. In July 2022, Focus closed its cultivation facility and received an IMCA license, which allows it to import cannabis products and proceed with its supply activity. All its operations are performed pursuant to the Israeli Dangerous Drugs Ordinance (New Version), 1973 (the “Dangerous Drugs Ordinance”) and the related regulations issued by IMCA.

In 2021, IMCC also entered the field of retail medical cannabis and other pharmaceutical products in Israel through the acquisition of several pharmacies and trade houses specializing in medical cannabis, including the pharmacies of Rivoly Trading and Marketing Ltd. (“Vironna”), R.A. Yarok Pharm Ltd. (“Yarok Pharm”) and Oranim Plus Pharm Ltd. (“Oranim”) (which was de-consolidated in 2024, see below) and the trade houses of Panaxia and Rosen High Way Ltd. (“Rosen”).

In Europe, IMCC operates through Adjupharm GmbH (“Adjupharm”), a German-based subsidiary acquired by IMC Holdings Ltd. (“IMC Holdings”) on March 15, 2019. Adjupharm is an EU-GMP-certified medical cannabis producer and distributor with wholesale, narcotics handling, manufacturing, procurement, storage and distribution licenses granted by German regulatory authorities that allow for import or export capability with requisite permits.

In 2024, the Company reached to agreement with the seller under which the rights in Oranim have been returned along with the revocation of the transaction. Consequently, IMCC has deconsolidated Oranim on April 15, 2024 pursuant to IFRS (see also Note 9 below).

The Company and its subsidiaries do not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data
NOTE 1 -	GENERAL (Cont.)

Liquidity and capital resources and going concern

The Company devotes substantially all its efforts to commercializing its medical cannabis products, which are expected to require substantial further expenditures. Thus, the Company is raising capital for such purposes. As of March 31, 2025, the Group has cash on hand, negative working capital and an accumulated deficit of $1,389, $11,274 and $258,629, respectively. In addition, during the period ended March 31, 2025, the Group had a gain from continuing operations and positive cash flows from continuing operating activities of $175 and $4,463, respectively.

In the years 2023 and 2024, the Group’s operating expenses included various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditure, of which the Company executed a cost-saving plan, to allow the continuing of its operations and meet its cash obligations. The cost saving plan consisted of cost reduction due to efficiencies and synergies, which include mainly (i) discontinued operations of loss-making activities, (ii) reduction in payroll and headcount, (iii) reduction in compensation paid to key management personnel (including layoffs of key executives) and (iv) operational efficiencies and reduced capital expenditures (see restructuring below). In the reporting period, the Company continued to closely monitor its expenses. In addition, the Company continued establishing new and efficient supply chains to support its activities in the German region.

All those efforts resulted an operational profit of $158 and a net income of $175 for the period ended March 31, 2025.

Management plans to finance its operations through sales of its medical cannabis products in Israel and on a larger scale in the German territory, resulting from Germany's legalization of cannabis on April 1, 2024, which facilitates the access to medical cannabis prescriptions for patients and legalizes non-profit social clubs starting July 1, 2024 and through sales of equity and/or raising debts. However, there is no assurance that additional capital and financing will be available to the Group, and even if available, whether it will be on terms acceptable to the Group or in the required amounts.

These conditions raise uncertainties that cast significant doubt as to whether the Company will be able to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

Impact of continued interest rate on the Group's business activity

Following macroeconomic developments around the world that have taken place in recent years, there has been an increase in inflation rates in Israel and around the world. As part of the steps taken to curb the rise in prices, central banks around the world, including the Bank of Israel, began to raise the interest rate.

The increase in the interest rate has a negative impact on the Company due to its liabilities towards bank institutions and others that bear an interest rate at a variable rate.

Financial Statement Condensed format and Figure disclosure

These financial statements have been prepared in a condensed format as of March 31, 2025, and for the three months then ended (the "interim condensed consolidated financial statements"). These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2024 and for the year then ended and accompanying notes (the "annual consolidated financial statements").

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data
NOTE 1 -	GENERAL (Cont.)

Panaxia Transaction Update:

On February 13, 2023, the Company announced that it reached an agreement, together with Panaxia, to terminate the option that the Company had, under the Panaxia Transaction, to acquire a pharmacy licensed to dispense and sell medical cannabis to patients, for no additional consideration. Under the agreement, the Company will not be required to make the fifth installment of approximately $262 of Common Shares owed by the Company to Panaxia under the Panaxia Transaction and will receive an agreed compensation amount of approximately $95 from Panaxia to be paid by Panaxia in services and cannabis inflorescence in accordance with the terms as agreed by the parties.
As of March 31, 2025, the amount was not received and accrued for bad debt.

Telekana Agreement

On November 29, 2022, IMC signed on a convertible loan agreement with Telekana Ltd. (“Telekana”), a Pharmacy for sell of medical Cannabis, accordingly IMC will loan a total of $611. The loan will be converted to 1,040 shares representing 51% of the total common share of Telekana upon approval from the Israeli Ministry of Health, at the earlier of the following events; (i) Telekana will receive the permit for sell of medical Cannabis from the Israeli Ministry of Health, (ii) IMC sole decision to convert. The permit was received on November 13, 2023.
On January 5, 2025, IMC Holdings entered into agreement with third party under which the rights (51%) in Telekana have been sold for total consideration of NIS 350 thousand (approximately $135).

Restructuring:

On April 6, 2022, Focus closed the "Sde Avraham", cultivation facility in Israel, resulting restructuring expenses related to impairment of property, plant and equipment, biological assets and right of use asset and liabilities, in the total amount of $4,383.

On March 8, 2023, the Company announced its strategy plan in Israel in order to strengthen its focus on core activities and drive efficiencies to realize sustainable profitability. The Company reduced its workforce in Israel across all functions (including executives). All actions associated with the workforce reduction were completed by mid-2023, subject to applicable Israeli law. Therefore, the Company recorded restructuring expenses for the twelve months ended December 31, 2023 related mainly to salaries to employees in the amount of $617.

On June 30, 2023, the entity responsible for operating the Israeli medical cannabis distribution licensed center that was acquired within the Panaxia Transaction, ceased its operations at the licensed trading house located in Lod, Israel. Consequently, the Company transitioned the operation that was conducted through IMC Pharma to third-party entities and to its own trading house currently being operated by Rosen High Way.
During the last quarter of 2024, as part of ongoing cost optimization efforts, the Company closed the trading house operated by Rosen High Way.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data
NOTE 1 -	GENERAL (Cont.)

NASDAQ Compliance Notice

On August 1, 2023, the Company received written notification from Nasdaq Stock Market (the “Notification Letter”) provided that the closing bid price of the Common Shares had fallen below US$1.00 per share over a period of 30 consecutive business days, with the result that the Company was not in compliance with the Minimum Share Price Listing Requirement. The Notification Letter provided that the Company has until January 16, 2024, being 180 calendar days following receipt of such notice to regain compliance with the Minimum Share Price Listing Requirement for a minimum of 10 consecutive business days.
On January 31, 2024, the Company announced that it has received a 180-calendar day extension, until July 29, 2024, from the Nasdaq Stock Market, to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) (the "Bid Price Rule").

On July 26, 2024, the Company received a formal notice from The Nasdaq Stock Market stating that the Company has regained compliance with the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Stock Market Listing.

The Company is now in compliance with all applicable listing standards and will continue to be listed and traded on the NASDAQ Stock Market.

35 Oak Holdings Ltd – Statement of Complaint

On November 17, 2023, the Company received a copy of a Statement of Claim that was filed in the Ontario Superior Court of Justice in Canada by 35 Oak Holdings Ltd., MW Investments Ltd., 35 Oak Street Developments Ltd., Michael Wiener, Kevin Weiner, William Weiner, Lily Ann Goldstein-Weiner, in their capacity as trustees of the Weiner Family Foundation against the Company and its board of directors, Board and officers.

MYM Shareholder Plaintiffs claims that the MYM Defendants made misrepresentations in its disclosures prior to the Company's transaction with MYM in 2021. The MYM Shareholder Plaintiffs are claiming damages that amount to approximately $15,000 and aggravated, exemplary and punitive damages in the amount of $1,000.

The Company, together with some of the Defendants brought, on February 22, 2024, a preliminary motion to strike out several significant parts of the claim (the "Motion"). The Motion has not been scheduled by the court.

At this time, the Company's management is of the view that the Motion has merit and is likely to succeed in at least narrowing the scope of the claim against the Company, and that it may also result in certain of the claims against individuals being dismissed altogether, and if not dismissed narrowed in scope and complexity.

On June 17, 2024, an Amended Statement of Claim was filed in the Ontario Superior Court of Justice in Canada by the MYM Shareholder Plaintiffs.

The Company plans to vigorously defend itself against the allegations. At this stage, the Company management cannot assess the chances of the claim advancing or the potential outcome of these proceedings.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data
NOTE 1 -	GENERAL (Cont.)

Oranim pharmacy

On December 1, 2021, IMC Holdings signed a definitive agreement to acquire 51% of the rights in Oranim for an aggregate consideration of approximately NIS 11,900 thousand (approximately $4,900), comprised of NIS 5,200 thousand (approximately $2,100) paid in cash upon signing, NIS 5,200 thousand (approximately $2,100) which agreed to be paid in cash on the first quarter of 2023 and NIS 1,500 thousand (approximately $700) in Common Shares.

As of April 2023, amendment was signed accordingly the remaining amount will be paid in six equal installments until February 2024.

As of December 31, 2023, the agreed amount to be paid was not exercised.

Through a new amendment signed January 10, 2024, all remaining unpaid installments has been postponed to April 15, 2024. All six installments (that remain unpaid) will incur a 15% interest charge. Failure to meet the remaining payments will result in the transfer of IMC shares (51%) back to the seller, along with the revocation of the transaction.

On April 16, 2024, the Company announced that following a reconciliation between the parties regarding all remaining unpaid installments ($1,930) by the company, relating to the Oranim Pharmacy Acquisition completed on March 28, 2022, the parties have mutually agreed to deconsolidate the transaction. As a result, the Company shares (51%) were transferred back to the seller (see also note 9).

Exercise of Focus Option

On November 30, 2023, IMC Holdings acted to exercise its option to purchase the 74% interest in Focus held by Oren Shuster and Rafael Gabay by submitting a request to the IMCA which approved the transaction on February 25, 2024.

As of March 31, 2025, IMC Holdings holds 74% of Focus shares.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data
NOTE 1 -	GENERAL (Cont.)

Credit facilities

On January 16, 2025, IMC Holdings entered into a second amendment to an agreement with non-financial institution for extension of the maturity date of the loan amounted NIS 1,800 thousand (approximately $695) until May 16, 2025. As part of the extension, IMC Holdings agreed to pay an additional fee of NIS 150 thousand (approximately $58) and the non-financial institution is entitled to request the immediate repayment of EUR 35 thousand (approximately $54) at any time by submitting a written request.

On January 30, 2025, Yarok Pharm entered into a first amendment to an agreement with non-financial institution under which it was agreed that principal amount of NIS 1,000 thousand (approximately $387) will be paid and the maturity date was extended until October 31, 2025.

On March 5, 2025, IMC Holdings entered into a fourth amendment to an agreement with non-financial institution for extension of the maturity date of the loan amounted to NIS 4,500 thousand (approximately $1,737) until June 30, 2025.

On February 1, 2025, Bank Mizrahi has been extending the short-term loan granted to the Company on a weekly basis.

On March 20, 2025, the Company and Bank Mizrahi signed an agreement under which it was agreed to refinance the short-term loan of NIS 5 million (approximately $1,931) received from the Bank Mizrahi under which it was agreed that (i) an outstanding principal loan amounted to NIS 4 million (approximately $1,544) will be extended as a loan with a six-month grace period, after which repayment will be made in 31 monthly installments commencing September 10, 2025. The principal loan will not require a personal guarantee, and will bear an interest at a rate of P+2.9% to be paid monthly, commencing April 20, 2025 and (ii) the remaining amount of NIS 1 million (approximately $387) will be extended as a credit line from March 19, 2025 to March 12, 2026.

Convertible Debenture Offering

On May 26, 2024, the Company has closed a non-brokered private placement of secured convertible debentures ("Debentures") of the Company for aggregate proceeds of $2,092.

The Debentures were issued to holders of short-term loans and obligations owed by the Company or its wholly owned subsidiaries and were inclusive of a 10% extension fee in full settlement of such debt to the holders. The Debentures may be converted into common shares in the Company at a conversion price of $5.1 CAD per Share.

The Debentures will mature on May 26, 2025, and will not incur interest except in the event of default.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data
NOTE 1 -	GENERAL (Cont.)

Impact of the 'Iron Swords' war on the Group's business activity

On October 7, 2023, the State of Israel was attacked by the Hamas terrorist organization. As a result, the State of Israel declared a state of war and a large-scale mobilization of reserves (the “War”), which is an exceptional event with security and economic ramifications, the scope and outcome of which are unpredictable. As a result, the State of Israel has taken significant steps to maintain the security of the residents of Israel, who have a significant impact on economic and business activity in the country. The events of the war led to a reduction in business activity and a significant slowdown in economic activity, while affecting the business activity of entities in various spheres of influence. In addition, the state of hostilities also affects the activities of entities that rely on foreign workers or workers recruited for the fighting, international trade, foreign companies in Israel, civilian airlines and more.

The Company's management regularly monitors developments and acts in accordance with the instructions of the various authorities. The Company suffered a negative impact in the last quarter of 2023 and in 2024. The Company has experienced damage to its ability to function, affecting various aspects, including employees, supplies, imports, sales and more. During the first quarter of 2025, the company did not suffer negative impact. The Company believes that it will have a potential positive effect in the medium to long term.

b.	Approval of consolidated financial statements:

These consolidated financial statements of the Company were authorized for issue by the board of directors on May 14, 2025.

c.	Definitions:

In these financial statements:

The Company, or IMCC	-	IM Cannabis Corp.

The Group	-	IM Cannabis Corp., its Subsidiaries

Subsidiaries	-	Companies that are controlled by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company

CAD or $	-	Canadian Dollar

NIS	-	New Israeli Shekel

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data
NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Presentation and Measurement:

The interim condensed consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards 34, "Interim Financial Reporting" ("IAS 34").

The interim condensed consolidated financial statements are presented in Canadian dollars and are prepared in accordance with the same accounting policies, described in the Company's annual consolidated financial statements. The following new accounting standards applied or adopted during the three months ended March 31, 2025, and had no impact on the Interim Financial Statements:

a.	Amendments to IAS 21, Lack of Exchangeability:

On August 15, 2023, the International Accounting Standards Board (IASB) issued Lack of Exchangeability (Amendments to IAS 21 - The Effects of Changes in Foreign Exchange Rates) ("the amendments").

IAS 21 sets out the requirements for determining the exchange rate to be used for recording a foreign currency transaction into the functional currency and translating a foreign operation into a different currency.

The amendments clarify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking, as well as require the disclosure of information that enables users of financial statements to understand the impact of a currency not being exchangeable.

The amendments became effective to annual reporting periods beginning on or after January 1, 2025.

b.	Significant Accounting Judgements and Estimates:

The preparation of the Company's interim condensed consolidated financial statements under IFRS requires management to make judgements, estimates and assumptions about the carrying amounts of certain assets and liabilities. Estimates and related assumptions are based on historical experience and other relevant factors. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis for reasonableness and relevancy. Where revisions are required, they are recognized in the period in which the estimate is revised as well as future periods that are affected.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data
NOTE 3:-	INVENTORIES

The following is a breakdown of inventory as of March 31, 2025 and December 31, 2024:

	March 31, 2025	December 31, 2024
Work in progress:
Bulk cannabis	$521	$325
Finished goods
Packaged dried cannabis	4,832	2,605
Other products	80	285

Balance as of March 31, 2025	$5,433	$3,215

During the three months ended March 31, 2025 and 2024, inventory expensed to cost of goods sold of cannabis products was $8,793 and $9,125, respectively, which included $nil and $10 of non-cash expense, respectively, related to the changes in fair value of inventory sold.

Cost of revenues in three months period ended March 31, 2025 and 2024, also include production overhead not allocated to costs of inventories produced and recognized as an expense as incurred.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data
NOTE 4:-	FINANCIAL INSTRUMENTS

A.	Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine fair value of each financial instrument.

Financial Instruments Measured at Fair Value	Fair Value Method

Liability for Warrants *) Investment in Xinteza	Black & Scholes model (Level 3 category) Market comparable (Level 3 category)

Management believes that the carrying amount of cash, trade receivables, other current assets, trade payables, bank loans and credit facility and other current liabilities, approximate their fair value due to the short-term maturities of these instruments.

*)	Finance (income) expense from revaluation of Warrants measured at fair value, for the three months ended March 31, 2025 and 2024, amounted to $(565) and $100, respectively.

The Warrants fair value as of March 31, 2025 was measured using the Black & Scholes model with the following key assumptions:

	Issue date
	Series 2024	Series 2023	Series 2021

Expected volatility	77.69%	74.31%	74.3%
Share price (Canadian Dollar)	2.46	2.17	2.17
Expected life (in years)	1.636	1.110	1.110
Risk-free interest rate	4.13%	4.23%	4.23%
Expected dividend yield	0%	0%	0%

Per Warrant (Canadian Dollar)	$0.592	$0.017	$0
Total Warrants (Canadian Dollar in thousands)	$440	$1	$1

For more information regarding the prefunded warrants granted to the Company's Chief Executive Officer, Chairman of the Board and the main shareholder, see also Note 5 below.

B.
On May 26, 2024, the Company has closed a non-brokered private placement of Debentures of the Company. The Debentures fair value for the issuance date was measured using 16.55% IRR and was summarized to $1,795 of Convertible Debt and $297 of conversion option for Convertible Debt.

Finance (income) expense in respect of the Convertible Debt for the three months ended March 31, 2025 and 2024 amounted to $74 and $nil, respectively.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data
NOTE 5:-	EQUITY

a.	Composition of share capital:

	March 31,		December 31,
	2025		2024
	Authorized	Issued and outstanding	Authorized	Issued and outstanding

Common Shares without par value	Unlimited	3,085,452	Unlimited	3,085,452

Common Shares confer upon their holders the right to participate in the general meeting where each Common Share has one voting right in all matters, receive dividends if declared and to participate in the distribution of surplus assets in case of liquidation of the Company.

On July 12, 2024, the Company consolidated its issued and outstanding common shares based on one post-consolidated Common Share for every six pre-consolidated Common Shares. Post Consolidation, total Common Shares were reduced from 13,394,136 to 2,232,359 Common Shares. All the Company's outstanding convertible securities were proportionately adjusted in connection with the Consolidation.

b.	Capital issuances:

LIFE Offering

In January and February of 2023, the Company issued an aggregate of 2,828,248 units of the Company (each a “Unit”) at a price of US$1.25 ($1.66) per Unit for aggregate gross proceeds of US$3,535 ($4,702) thousand in a series of closings pursuant to a non-brokered private placement offering to purchasers resident in Canada (except the Province of Quebec) and/or other qualifying jurisdictions relying on the listed issuer financing exemption under Part 5A of National Instrument 45-106 – Prospectus Exemptions (the “LIFE Offering”). Each Unit consisted of one Common Share and one Common Share purchase warrant (each, a “Warrant”), with each Warrant entitling the holder thereof to purchase one additional Common Share at an exercise price of US$1.50 ($1.99) for a period of 36 months from the date of issue.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data
NOTE 5:-	EQUITY (Cont.)

In addition, a non-independent director of the Company subscribed for an aggregate of 131,700 Units under the LIFE Offering at an aggregate subscription price of US$165 ($219). The director's subscription price was satisfied by the settlement of US$165 in debt owed by the Company to the director for certain consulting services previously rendered by the director to the Company. See also note 5a.

Concurrent Offering

Concurrent with the LIFE Offering, the Company issued an aggregate of 2,317,171 Units on a non-brokered private placement basis at a price of US$1.25 ($1.66) per Unit for aggregate gross proceeds of US$2,896 ($3,852) (the “Concurrent Offering”). The Concurrent Offering was led and participated by insiders of the Company of 1,159,999 Units out of the total Concurrent offering Units. The Units offered under the Concurrent Offering were offered for sale to purchasers in all provinces and territories of Canada and jurisdictions outside Canada.

Pursuant to available prospectus exemptions other than for the LIFE Offering exemption.
All Units issued under the Concurrent Offering were subject to a statutory hold period of four months and one day in accordance with applicable Canadian securities laws. See also note 5a.

On May 8, 2023, the Company closed a debt settlement transaction (the “Debt Settlement”) with L5 Capital Inc., a company controlled by Marc Lustig, the then executive chairman of the Board of the Company (“L5 Capital”), pursuant to which the Company settled outstanding indebtedness of US$616 (approximately $885) through issuance of 82,082 units at a price of US$7.00 per unit. Each unit consisted of one common share and one warrant which is eligible for exercise into one common share at an exercise price of US$9.00 per common share over a period of 36 months from the issuance date (the “May 2023 Warrants”).

On November 12, 2024, the Company closed a non-brokered private placement offering through issuance of 742,517 units at a price of $2.88 per unit for aggregate gross proceeds of $2,138. Each unit consisted of one common share and one warrant which eligible for exercise into one common share at an exercise price of $4.32 equal to a 50% premium to the offering price at any time prior to November 12, 2026 (the “November 2024 Warrants”).

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data
NOTE 5:-	EQUITY (Cont.)

Since October 2022, the Company has borrowed from various institutions more than US$8,000 thousand (approximately $11,490) (collectively, the “Loans”). As required by the lenders, the Company's chairman of the Board and the Chief Executive Officer (the “Guarantor”) has personally guaranteed the Loans. The independent members of the Board commissioned a valuation work which determined that the value of the Guarantor’s personal guarantees, which were ascribed the benefit to the Company in total amount of approximately US$560 thousand (approximately $804) (the “Benefit”).

In October 2024, the Company completed an agreement with the Guarantor, under which the Company issued 110,576 common shares and 152,701 pre-funded warrants at a price of $2.88, which equals the Benefit amount. Each of the prefunded warrants is eligible for exercise into one common share at a price of $0.00001 (each of the prefunded warrant may be exercised also through cashless exercise basis), upon receipt of shareholders' approval to allow the Guarantor to become a control person (as defined under the policies of the CSE). In the event the approval from the Company's shareholders is not received on or before May 23, 2025, the Guarantor agrees to return the prefunded warrants to the Company and the amount of Benefit allocated to the prefunded warrants shall remain owing to the Guarantor.

c.	Changes in issued and outstanding share capital:

Number of shares

Balance as of January 1, 2025	3,085,452

Issuance of Common Shares	-

Balance as of March 31, 2025	3,085,452

The following table lists the movement in the number of share options and the weighted average exercise prices of share options in the 2018 Plan:

	Three months ended March 31, 2025
	Number of options	Weighted average exercise price
		in CAD

Options outstanding at the beginning of the period	34,576	$4.71

Options forfeited during the period	-	-

Options outstanding at the end of the period	34,576	$4.71

Options exercisable at the end of the period	11,474	$16.32

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data
NOTE 6:-	SELECTED STATEMENTS OF PROFIT OR LOSS DATA

	Three months ended March 31,
	2025	2024
Salaries and related expenses	$1,346	$1,878
Depreciation and amortization	$463	$680

NOTE 7:-	NET EARNINGS (LOSS) PER SHARE

Details of the number of shares and income (loss) used in the computation of earnings per share:

	Three months ended March 31,
	2025		2024
	Weighted average number of shares (in thousands)	Net income attributable to equity holders of the Company	Weighted average number of shares (in thousands) (*)	Net loss attributable to equity holders of the Company

For the computation of basic net earnings	3,085	$275	2,232	$(5,623)

Effect of potential dilutive Common Shares	-	-	-	-

For the computation of diluted net earnings	3,085	$275	2,232	$(5,623)

*) See note 5a.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data
NOTE 8:-	OPERATING SEGMENTS

a.	Reporting operating segments:

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker ("CODM"), who is responsible for allocating resources and assessing performance of the operating segments. The Company's Chief Executive Officer is the CODM. The Company has determined that it operates in two operating segments.

Three months ended March 31, 2025:

	Israel	Germany	Adjustments	Total

Revenue	$4,795	$7,705	$-	$12,500

Segment gain (loss)	$111	$577	$-	$688

Unallocated corporate expenses			$(530)	$(530)

Total operating income				$158

Depreciation, amortization and impairment	$439	$24	$-	$463

Three months ended March 31, 2024:

	Israel	Germany	Adjustments	Total

Revenue	$10,911	$1,152	$-	$12,063

Segment loss	$(4,508)	$(316)	$-	$(4,824)

Unallocated corporate expenses			$(806)	$(806)

Total operating loss				$(5,630)

Depreciation, amortization and impairment	$655	$25	$-	$680

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data
NOTE 9:-	DECONSOLIDATION OF ORANIM PHARMACY

On April 16, 2024, the Company announced that following a reconciliation between the parties regarding all remaining unpaid installments ($1,930) by the company, relating to the Oranim Pharmacy Acquisition completed on March 28, 2022, the parties have mutually agreed to deconsolidate the transaction. As a result, the Company shares (51%) were transferred back to the seller.

The assets and liabilities of Oranim included in the consolidated statement of financial position as of December 31, 2023, and immediately prior to the deconsolidation on April 15, 2024, are as follows:

	April 15, 2024	December 31, 2023
ASSETS

Current assets:
Cash and cash equivalents	$346	$308
Trade receivables	1,324	1,289
Other accounts receivable	759	761
Inventories	837	725
	3,266	3,083
Non-current assets:
Property, plant and equipment, net	783	802
Right-of-use assets, net	533	565
Intangible assets, net	1,414	1,575
Goodwill	3,499	3,455
	6,229	6,397

Total Assets	$9,495	$9,480

	April 15, 2024	December 31, 2023
LIABILITIES

Current liabilities:
Trade payables	$1,597	$1,477
Other accounts payable and accrued expenses	166	230
Current maturities of operating lease liabilities	155	152
	1,918	1,859
Non-current liabilities:
Lease liabilities	372	406
Deferred tax liability, net	326	364
	698	770

Total liabilities	$2,616	$2,629

Purchase consideration payable	$2,172	$2,097
Put option liability	$1,973	$2,697

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data
NOTE 10:-	SUBSEQUENT EVENTS

a.
On April 29, 2025, IMC Holdings entered into a short-term loan agreement, with a non-financial institute in the amount of NIS 1,000 thousand (approximately $387). This loan bears interest at an annual rate of 17% and mature 12 months from the date of signing the loan agreement.

b.
On April 29, 2025, the Company's chairman of the Board and the Chief Executive Officer, loaned an amount of NIS 1,000 (approximately $387) to IMC Holdings. The loan shall bear fixed annual interest at the rate prescribed by the Income Tax Regulations for determining the interest rate under Section 3(i) of the Income Tax Ordinance.

c.
On April 9, 2025, the Company received a written notification (the "Notification Letter") from the Nasdaq Stock Market, notifying the Company that it is no longer in compliance with Nasdaq Stock Market Listing Rule 5550(b)(1). Nasdaq Stock Market Listing Rule 5550(b)(1) (the "Listing Rule") requires companies listed on the Nasdaq Capital Market to maintain a minimum of US$2.5 million in stockholders' equity for continued listing.

The Notification Letter has no immediate effect on the Company's listing on the Nasdaq Stock Market Capital Market at this time, subject to the Company's compliance with other Nasdaq Stock Market listing requirements.